NO ACT

RE 12-22-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008386

DIVISION OF
CORPORATION FINANCE

January 19, 2016

Anthony M. Pepper
Praxair, Inc.
tony_pepper@praxair.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 1-19-16

Re: Praxair, Inc.
Incoming letter dated December 22, 2015

Dear Mr. Pepper:

This is in response to your letter dated December 22, 2015 concerning the shareholder proposal submitted to Praxair by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 19, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Praxair, Inc.
Incoming letter dated December 22, 2015

The proposal provides that the board shall require that the audit committee request proposals for the audit engagement no less than every eight years.

There appears to be some basis for your view that Praxair may exclude the proposal under rule 14a-8(i)(7), as relating to Praxair's ordinary business operations. In this regard, we note that the proposal relates to the selection of independent auditors or, more generally, management of the independent auditor's engagement. Accordingly, we will not recommend enforcement action to the Commission if Praxair omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Praxair relies.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


PRAXAIR
Making our planet more productive

Anthony M. Pepper
Assistant General Counsel, Assistant Secretary and
Chief Governance Officer

Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
Phone: 203-837-2264
Fax: 203-837-2515
Email: Tony_Pepper@Praxair.com

December 22, 2015

Via E-mail: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Praxair, Inc. — Request to Omit Shareholder Proposal of Qube Investment Management Inc. Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Praxair, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2016 Annual Meeting of Shareholders (together, the "2016 Proxy Materials") a shareholder proposal submitted to the Company on November 2, 2015 (including its supporting statement, the "Proposal") by Qube Investment Management Inc. (the "Proponent"). The full text of the Proposal and all other materials included in the Proponent's initial submission are attached hereto as Exhibit A, and correspondence between the Company and the Proponent is attached as Exhibit B.

The Company believes that the Proposal may be omitted from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponent has not established the requisite share ownership despite notice of deficiency;
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(6) and Rule 14a-8(i)(2) because the Company lacks power and authority to implement the Proposal, and as such, the proposal, if implemented, would cause the Company to violate applicable law.

The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the

"Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2016 Proxy Materials.

This letter constitutes our statement of the reasons why we deem this omission to be proper. We have submitted this letter, including its exhibits, to the Commission via e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2016 Proxy Materials.

The Proposal

The resolution contained in the Proposal reads as follows:

> *"RESOLVED – That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years."*

The supporting statement included in the Proposal is set forth in Exhibit A.

Background

The Proponent submitted the Proposal via the Purolator delivery service on November 2, 2015 (as evidenced by the postmark on the shipping label attached hereto as Exhibit C), and the Company received the Proposal on November 4, 2015. The submission included a letter from National Bank, dated October 28, 2015 (the "NB Letter"), stating that "... as of the date of this letter, Qube Investment Management Inc., through its clients, has continuously owned no fewer than [300 shares] since June 1, 2014." The NB Letter does not identify in which clients' account those 300 shares were held and does not it indicate whether the Proponent holds any shares of the Company's common stock in accounts owned by the Proponent itself. The initial submission of the Proponent also included a sample investment management agreement between the Proponent and its clients. The NB Letter and the sample agreement are attached hereto in Exhibit A.

On November 16, 2015, after confirming that the Proponent was not a shareholder of record of the Company's common stock, the Company sent a letter (the "Deficiency Letter") to the Proponent by via email (with a copy sent via UPS overnight courier) notifying the Proponent of its procedural and eligibility deficiencies in connection with the Proposal. The Deficiency Letter specified how to cure those deficiencies and further indicated that the Proposal may be excluded from the 2016 Proxy Materials unless those deficiencies are cured within 14 days of the Proponent's receipt of the letter. The Deficiency Letter also attached copies of Rule 14a-8, Staff Legal Bulletin No. 14F (Oct. 18, 2011) and Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"). A copy of the Deficiency Letter and its proof of delivery are attached hereto as Exhibit D.

On December 1, 2015, the Company received a letter from the Proponent dated November 19, 2015 (the "Response Letter"). The Response Letter stated that "we respectfully disagree with your position(s) and continue to assert that our submission is qualified for inclusion" in the 2016 Proxy Materials. The Response Letter then further argued why the Proponent believed its initial submission was sufficient. However, the Proponent did not

supplement its proof of ownership, and therefore failed to cure the procedural deficiencies identified in the Deficiency Letter within the 14-day period. A copy of the Response Letter is attached hereto as Exhibit E.

Grounds for Omission

The Proposal May be Excluded Pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f)(1) Because the Proponent Has Failed to Establish the Requisite Share Ownership Despite Notice of Deficiency by the Company.

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted and must continue to hold those securities through the date of meeting. Rule 14a-8(b)(2) provides that, if a shareholder does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the shareholder may prove its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the shareholder's ownership. Rule 14a-8(b)(2) also provides that, to be eligible to submit a proposal, a shareholder must submit a written statement that the shareholder intends to continue to hold the securities through the date of the annual meeting.

Rule 14a-8(f)(1) provides that, if a shareholder proponent fails to satisfy the eligibility or procedural requirements of Rule 14a-8, the company may exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's notice of deficiency.

a. The Proponent failed to demonstrate continuous ownership for the full one-year period required by Rule 14a-8(b).

The Proponent's submission fails to demonstrate that the Proponent continuously owned the requisite amount of the Company's securities for at least one year prior to submission of the Proposal.

Rule 14a-8(b)(i) requires a shareholder proponent to demonstrate his or her continuous ownership of shares for the full one-year period *as of the date the shareholder submits the proposal.* (emphasis added). Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14") makes clear that proof of ownership is insufficient under Rule 14a-8(b) if there is even one day difference between the date of the shareholder's proof of ownership and the date of proposal submission:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Section C (3) of SLB 14. Further, the Staff has taken the position that the proposal's date of submission is the date on which the proposal is postmarked or transmitted electronically. See Section C, SLB 14G.

The Staff has repeatedly permitted the exclusion of a shareholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1) when the evidence of ownership submitted covers a period of time that falls short of the required one-year period prior to the submission date of the proposal. See, e.g., O'Reilly Automotive, Inc. (avail. Feb. 14, 2012) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 15, 2011 and the record holder's one year verification was as of November 17, 2010 — a gap of 2 days); Deere & Company (avail. Nov. 16, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted September 15, 2011 and the record holder's one-year verification was as of September 12, 2011 — a gap of 3 days); Verizon Communications Inc. (avail. Jan. 12, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010 — a gap of 1 day); General Electric Co. (avail. Oct. 7, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 22, 2010 and the record holder's one-year verification was as of June 16, 2010 — a gap of 6 days); Hewlett-Packard Co. (avail. July 28, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010 — a gap of 5 days); and International Business Machines Corp. (avail. Dec. 7, 2007) (concurring with the exclusion of a shareholder proposal where the proposal was submitted on October 22, 2007 and the record holder's one-year verification was as of October 15, 2007 — a gap of 7 days).

The Proponent transmitted the Proposal via the Purolator delivery service on November 2, 2015; however, the NB Letter only speaks of the Proponent's ownership of the Company shares as of October 28, 2015, 5 days short of the required one year period as of the date of submission. As a result, the NB Letter does not verify ownership for the full one-year period required preceding and including the date that the Proposal was submitted.

The Company notified the Proponent of this deficiency in the Deficiency Letter, which, as required by SLB 14G, identified the specific date on which the Proposal was submitted and explained that:

> To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying the continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 2, 2015).

However, as discussed above, the Proponent failed to provide supplemental proof of ownership or otherwise cure this deficiency within 14 days after its receipt of the Deficiency Letter.

Therefore, as in the aforementioned cases where evidence of ownership submitted by a proponent covered a period of time falling short of the required one-year period, the Proponent has not satisfied the requirement under Rule 14a-8(b)(2)(i) requiring proof of ownership for the one-year period preceding and including the date the Proposal was submitted. The Company may exclude the Proposal on the basis that the Proponent has not established ownership for the

full one-year period prior to submission of the Proposal because the Proponent has been notified of the deficiency and failed to cure it within the 14 days required by Rule 14a-8(f)(1).

b. The Proponent failed to demonstrate ownership within the meaning of Rule 14a-8(b).

The Staff has made clear that, to be a "shareholder" who has continuously "held" the requisite amount of securities to be eligible to submit a proposal, a person must have an economic interest in the securities that provides the basis for eligibility. The Staff has explained that the purpose of this requirement is to ensure that the proponent has an "economic stake or investment interest in the corporation." See SEC Release No. 34-20091 (Aug. 16, 1983). Accordingly, the Staff has permitted exclusion of proposals submitted by investment advisors who based their eligibility on securities held in client accounts of which the advisor was the beneficial owner for purposes of Section 13(d) of the Exchange Act but in which the advisor had no economic stake. See, e.g., Chesapeake Energy Corporation (avail. Apr. 13, 2010); and The Western Union Company (avail. Mar. 4, 2010). In each of these letters, the Staff rejected the investment advisor's argument that it met the eligibility requirement of Rule 14a-8(b) by beneficially owning securities consistent with Section 13(d) of the Exchange Act (i.e., by having voting or investment power over the securities). In each case, the Staff concurred that a proposal submitted by the investment advisor was excludable under Rule 14a-8(f) because the advisor "had no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts."

The Proponent has offered no proof that it has any economic interest in the shares of the Company's common stock held in the client accounts it manages. The Proponent provided, as proof of ownership, the NB Letter and a sample investment management agreement, both of which suggest that the Proponent only manages the shares held by the clients of the Proponent. In fact, the NB Letter states explicitly that the Proponent has owned, *through its clients*, the shares of the Company. (emphasis added). The sample investment management letter also provides that the accounts are established by clients directly with National Bank and are only "managed" by the Proponent. See sections under the heading "Establishment of Custodial Contract" and "Engagement of QIM" in the sample investment management agreement, a copy of which is provided in Exhibit A. Because the Proponent merely manages securities owned by and held in the names of its clients, the Proponent does not have an economic interest in the securities sufficient to establish that the Proponent is a "shareholder" eligible to submit the Proposal.

The Proponent submitted the Proposal in its own right, based on its clients' purported ownership of the Company's common stock, and not on behalf of any one or more of its clients. Even if the Proponent had purported to be acting on behalf of its clients, the Proponent failed to offer any evidence that any client of the Proponent satisfies the minimum ownership requirements or that such client had authorized it to submit the Proposal.

For an investment advisor to be permitted to submit proposals on behalf of clients (where the advisor has no economic interest in its clients' shares of company stock), the advisor must (i) provide proof that an identified client of the investment advisor satisfies the minimum ownership requirements and (ii) demonstrate that this client has delegated to it authority to submit proposals on its behalf. The Staff has permitted exclusion under Rule 14a-8(b) of proposals submitted by investment advisors based on securities held in client accounts in the absence of proof that the investment advisor was authorized to submit proposals on behalf of its clients. See, e.g., Chesapeake Energy Corporation (avail. Apr. 13, 2010); Western Union

Company (avail. Mar. 4, 2010) and Western Union Company (avail. Mar. 4, 2008). Compare with Smithfields Foods, Inc. (Jun. 24, 2010), where the Staff concluded the proposal submitted by an investment advisor on behalf of a specific named client for which it served as investment advisor was not excludable when the investment advisor demonstrated the qualified ownership of that client and provided the investment advisory agreement with that client, establishing that the client had delegated to the advisor the authority to submit the proposal on the client's behalf.

The NB Letter fails to identify any client of the Proponent that satisfies the minimum ownership required under Rule 14a-8(b). Rather the NB Letter only indicates holdings of 300 Company shares for more than one year on an aggregate basis, which makes it impossible to determine if any particular client of the Proponent had held the minimum amount of shares for the required minimum period, if the 300 shares were held by multiple clients each holding less than the required minimum amount, or if 300 shares were held by different accounts during different periods of time.

Further, nothing in the Proponent's initial submission or its response to the Deficiency Letter establishes that the Proponent has the authority to submit the Proposal on behalf of its clients. The Proponent responds to the Deficiency Letter stating that it is authorized to offer "portfolio management services", and that these portfolio management services include submitting proxy proposals. However, the authorization clause of the investment management agreement is clear that proxy proposal submission is not included within the scope of authorized portfolio management services; it states that investors "direct and authorize [the Proponent] to exercise its discretion as portfolio manager *in determining appropriate trades* for the [a]ccount, and to arrange for the effecting trades ..." (emphasis added, attached in Exhibit A). The "Voting Securities" section in the sample investment agreement also does not grant any rights to the Proponent to submit any shareholder proposal on behalf of the clients.

Even if the investment management agreement submitted by the Proponent were sufficient to demonstrate the Proponent's authority to submit proposals on behalf of its clients, that agreement is only a sample and does not demonstrate any authorization from the client whose ownership is being relied upon to establish the Proponent's eligibility to submit the Proposal.

Because the Proponent is not a shareholder eligible to submit the Proposal in its own right and has not demonstrated its authority to submit the Proposal on behalf of any eligible client, the Proposal was not submitted by or on behalf of a shareholder meeting the eligibility requirements of Rule 14a-8(b).

The Company notified the Proponent of these defects and the remedies for them in the Deficiency Letter. The Deficiency Letter further pointed out that if the Proponent does not seek to rely on a client's ownership to establish its eligibility to submit the Proposal, it must provide proof that the Proponent itself satisfies the minimum ownership requirements. However, the Proponent failed to cure any of the defects within the 14 days required by Rule 14a-8(f)(1), so the Company may exclude the Proposal pursuant to Rule 14a-8(f)(1).

c. The Proponent failed to provide a statement of continued ownership through the annual meeting date as required by Rule 14a-8(b).

In addition to failing to provide proof of ownership of the Company's securities for at least one year as of the date of submission of the Proposal, the Proponent also failed to provide a satisfactory written statement of intent to hold the requisite number of the Company's shares

through the date of the Company's 2016 meeting of shareholders as required by Rule 14a-8(b)(2).

In SLB 14, the Staff confirmed that a shareholder "must provide this written statement [of intent] regardless of the method that the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." The Staff has permitted exclusion of a proposal submitted by an investment advisor on behalf of client investment funds where the investment advisor rather than the client funds provided a written statement of intention to hold company securities through the date of the annual meeting. See, e.g., Energen Corporation (Calvert) (avail. Feb. 22, 2011). In Energen, the Staff reasoned that "although [the investment advisor] may have been authorized to act and speak on behalf of the shareholders, it has provided a statement of its own intentions and not of the shareholders' intentions."

The Proponent's alleged authority here is the same as that of the investment advisor in Energen. The shares on which the Proponent relies to establish its eligibility to submit the Proposal is owned by the Proponent's clients, in their own names, and not by the Proponent. Those clients could terminate their advisory relationship with the Proponent at any time upon 90 days' notice and are not restricted by the investment management agreement (assuming the eligible client has executed an investment management agreement identical to the sample letter provided by the Proponent) from directing the Proponent to sell the shares held in their accounts. Accordingly, the Proponent cannot provide a commitment to hold the shares through the annual meeting. Although the Proponent has represented that it intends to hold its clients' securities through the date of the Company's annual meeting, it is not the Proponent's representation that is required by Rule 14a-8(b)(2). Instead, the owners of the Company's securities need to provide the representation, and they have not done so.

The Company properly notified the Proponent of this defect in the Deficiency Letter, and the Proponent failed to cure it within the 14 days required by Rule 14a-8(f)(1), so the Company may exclude the Proposal pursuant to Rule 14a-8(f)(1).

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission has stated that the policy behind the exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). One of the principal considerations related to the exclusion of a proposal pursuant to Rule 14a-8(i)(7) is whether the subject matter of the proposal relates to tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. For the purposes of Rule 14a-8(i)(7), the Commission noted in the 1998 Release that "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the company's business and operations." Id.

It is well established that proposals relating to the selection and engagement of, and management of the relationship with, a company's independent auditors address matters relating to a company's ordinary business operations, and are therefore generally excludable under Rule 14a-8(i)(7). The Staff has long established and repeatedly stated that "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." See, e.g., ITT Corp. (avail. Jan. 13, 2012); see also, McKesson Corp. (avail. May 3, 2012) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board audit committee prepare and disclose to shareholders an annual "Audit Firm Independence Report" that provides information specified in the proposal); J.P. Morgan Chase & Co. (avail. Mar. 5, 2010) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company's board of directors limit the engagement of the company's independent auditor to five years); Masco Corp. (avail. Jan. 13, 2010) (same); Masco Corp. (avail. Nov. 14, 2008) (same); Masco Corp. (avail. Feb. 26, 2008) (same); El Paso Corp. (avail. Feb. 23, 2005) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company adopt a policy of hiring a new independent auditor as least every ten years); Kimberley Clark Corp. (avail. Dec. 21, 2004) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board take the necessary steps to ensure that the company would rotate its auditing firm every five years); Kohl's Corp. (avail. Jan. 27, 2004) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt a policy that the company select a new independent auditor at least every ten years); The Allstate Corp. (avail. Feb. 5, 2003) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board initiate processes to amend the company's governance documents to provide for the engagement of a new independent auditor every four years); Bank of America Corp. (avail. Jan. 2, 2003) (same); WGL Holdings, Inc. (avail. Dec. 6, 2002) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt a policy to select a new independent auditor at least every five years); Transamerica Corp. (avail. Mar. 8, 1996) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting the rotation of the independent auditor every four years); and Mobil Corp. (avail. Jan. 3, 1986) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requiring the rotation of the independent auditor at least every five years).

Specifically, the Staff has agreed consistently with the exclusion of numerous proposals that seek to establish an auditor rotation policy requiring rotation of independent auditors. ConocoPhillips (avail. Jan. 13, 2012); AT&T Inc. (avail. Jan. 5, 2012); Hess Corp. (avail. Jan. 5, 2012); Duke Energy Corp. (avail. Jan. 5, 2012); Prudential Financial, Inc. (avail. Jan. 4, 2012); The Dow Chemical Co. (avail. Jan. 4, 2012); General Dynamics Corp. (avail. Jan. 4, 2012); Dominion Resources Inc. (avail. Jan. 4, 2012); American Electric Power Co., Inc. (avail. Jan. 4, 2012); Sprint Nextel Corp. (avail. Dec. 28, 2011); Baker Hughes Inc. (avail. Dec. 27, 2011); General Electric Co. (avail. Dec. 23, 2011); Alcoa Inc. (avail. Dec. 23, 2011); U.S. Bancorp (avail. Dec. 16, 2011); Stanley Black & Decker, Inc. (avail. Dec. 15, 2011); Deere & Co. (avail. Nov. 18, 2011, Commission review denied December 12, 2011); Hewlett-Packard Co. (avail. Nov. 18, 2011, Commission review denied December 16, 2011); and The Walt Disney Co. (avail. Nov. 23, 2011, Commission review denied December 20, 2011).

The Proposal requests that the Board of Directors require the Audit Committee "to request proposals for the Audit Engagement no less than every 8 years." It is unquestionably a proposal concerning "the selection of independent auditors" and "management of the independent auditor's engagement," even though it is fashioned as requiring the Audit Committee to request proposals periodically from auditors for the Company's audit engagement,

instead of requiring rotation of independent auditors. Therefore the Proposal is excludable from the 2016 Proxy Statement pursuant to Rule 14a-8(i)(7).

The Proposal May be Excluded Under Rule 14a-8(i)(6) Because the Company Lacks Power and Authority to Implement it and Rule 14a-8(i)(2) Because the Proposal, if Implemented, Would Violate Applicable Law.

Pursuant to Rule 14a-8(i)(2), a shareholder proposal may be excluded from a company's proxy materials if the proposal would cause the Company to violate applicable law if it were implemented. Pursuant to Rule 14a-8(i)(6), a shareholder proposal may be excluded from a company's proxy materials if the company would lack the power or authority to implement the proposal. The Proposal cannot be implemented because the Board of Directors does not have the authority to impose requirements related to the engagement of the auditor on the Audit Committee. Rule 10A-3(b)(2) under the Exchange Act requires that:

> The audit committee of each listed issuer, in its capacity as a committee of the board of directors, must be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee.

The Proposal states "that the Board of Directors shall *require* that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years." (emphasis added). However, pursuant to the Exchange Act and the NYSE Listed Company Manual, the direct responsibility for appointing and overseeing the Company's independent auditors is vested in the Company's Audit Committee. As a result, neither shareholders nor the Board of Directors have the power or legal authority to require the Audit Committee to take any specific action, or adopt any policy regarding its engagement of the auditor. Thus, if the Proposal was implemented, the Company would be in violation of Rule 10A-3(b)(2) of the Exchange Act. As such, the Proposal may be excluded from the Company's 2016 Proxy Materials pursuant to and Rule 14a-8(i)(6) and Rule 14a-8(i)(2).

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2016 Proxy Materials on the basis that the Proponent has not established its share ownership as required by Rule 14a-8(b), on the basis that the Proposal deals with matters relating to the company's ordinary business operations within the meaning of Rule 14a-8(i)(7) and on the basis that the Company lacks power and authority to implement the Proposal, as such, the Proposal, if implemented, would cause the Company to violate applicable law under Rule 14a-8(i)(6) and Rule 14a-8(i)(2), respectively.

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (203) 837-2264 or by e-mail at tony_pepper@praxair.com. Thank you for your attention to this matter.

Very truly yours,



Anthony M. Pepper
Assistant General Counsel and
Assistant Secretary

(Attachment)

cc: Ian Quigley,
Qube Investment Management Inc.

EXHIBIT A

TEXT OF PROPOSAL AND RELATED CORRESPONDENCE

(Please see the attached.)


QUBE

October 28, 2015

Guillermo Bichara, Corporate Secretary
Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113

RE: Independent Shareholder Proposal

Dear Mr. Bichara:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 150 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients invest based on quality of earnings and social responsibility. We are proud shareholders and intend to keep holding our share positions through to the Annual General Meeting of Shareholders and beyond.

Through the investment management agreement (IMA) with all of our clients, they authorize us to complete proxy voting responsibilities on their behalf. This relationship has been confirmed in our custodial letter, and we also attach an example of our IMA for your review. Should you wish a copy of our proxy voting policies, we would also be happy to share.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal to our fellow shareholders for consideration at the upcoming Annual Shareholder's meeting:

Edmonton: 200 Kendall Building | 9414 - 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

PROPOSAL – Request for Proposals for the Audit Engagement

RESOLVED – That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years.

SUPPORTING STATEMENT

While the concept of auditor rotation is less common in North America, the European Union has moved forward with audit rotation rules and regulations. Some European countries, including Holland, have adopted even more assertive audit rotation measures than the EU. The annual audit provides the public with additional assurance (beyond management's own assertions) that a company's financial statements can be relied upon. This has important implications for investors, on their comfort level when making investment decisions and the return they expect on their capital. We have been unable to confirm a change in the audit partner at Praxair since 1997.

It has been reported that over a third of the companies in the Russell 1000 index have auditors holding their position for more than 20 years. Qube Investment Management believes that excessive tenure creates a potential conflict of interest that is not in the shareholder's best interest. Over time, there is risk that the auditor will become conflicted maintaining a good relationship with its client (management) while working to fulfill the duty to rigorously question the corporate financial statements on behalf of shareholders.

Opponents to audit rotation assert that audit quality could be temporarily compromised due to the disruption of an auditor change. According to Eumedion (a European Corporate Governance Forum), this has not been the general experience in Europe. In fact, the opposite was found, with a number of companies postponing annual reports, reportedly due to the severity of the new external auditor. Further, Qube Investment Management believes a regular and formal RFP will ensure the audit committee is fully and openly assessing the quality of the incumbent audit firm.

Some fear that first-year audit fees could escalate by as much as 20% under a policy of mandatory rotation. In Europe, it has been reported that the majority of listed companies experienced a material decrease in audit costs after rotation, due to free market forces in the

competitive bid process. Qube Investment Management further believes that these free market forces could inspire mid-tier accounting firms to grow and enter the audit market.

Having the audit committee issue a regular request for proposal on the audit engagement is a compromise to a forced rotation. It continues to empower the audit committee, but asks them to perform a genuine cost/benefit analysis on a potential change in auditor. The audit committee decides if a rotation brings benefit that outweighs its cost. It is our belief that competitive market forces will prevail, audit fees will reduce (or at least hold constant), while valuable governance and oversight will increase.

Such regular market competition for the audit engagement will also increase share value by increasing long-term audit quality, without an unjustified increase in audit cost. Increased audit quality will increase investor confidence, making shares more valuable.

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We would be happy to attend the shareholder's meeting to communicate this proposal in person, if required. Please advise should you require anything else from us. Thank-you for facilitating the opportunity for valuable dialogue amongst shareholders.

Best regards,



Ian Quigley, MBA
Senior Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca



NATIONAL BANK
CORRESPONDENT NETWORK

Oct 28 2015

To whom it may concern:

This letter is provided at the request of Qube Investment Management Inc., an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients.
Please accept this letter as confirmation that as of the date of this letter, Qube Investment Management Inc., through its clients, has continuously owned no fewer than the below number of shares since June 1 2014. A minimum of $2,000 was held continuously for a period of over 13 months.

The below shares referenced are registered in the name of NBCN INC a DTC participant (DTC No 5008).

Company Name	CUSIP	# of Shares
Bank of Nova Scotia (BNS)	064149107	280
Eaton Corporation Plc (ETN)	G29183103	310
United Technologies Corporation (UTX)	913017109	316
T. Rowe Price Group, Inc. (TROW)	74144T108	273
Praxair, Inc. (PX)	74005P104	300
National Bank of Canada (NA)	633067103	390
United Parcel Service, Inc. (UPS)	911312106	200
3M Company (MMM)	88579Y101	135
Baxter International Inc. (BAX)	071813109	280

I hope you find this information helpful. If you have any issues regarding this issue please feel free to contact me by calling at 416 507 9519, or reach me by email at Tahiyeh.sheraze@nbc.ca.

Sincerely

Tahiyeh Sheraze
Service Coordinator
Toll Free: 1 844 451 3505 ext 79519
T:416-507-9519
F: 416-542-2380
tahiyeh.sheraze@nbc.ca

National Bank Correspondent Network
130 King Street West, Suite 3000, M5X 1J9 Toronto On


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QIM Investment Management Agreement ("IMA")

This Agreement, effective as of the 28th day of May, 2012 in the Province of Alberta,

between:

The Investment Accounts of: Ian Quigley ('You' or 'Your')

-AND-

Qube Investment Management Inc. ('QIM')

ENGAGEMENT OF QIM. This Investment Management Arrangement ("IMA") applies to all accounts held in custody at National Bank Correspondent Network (NBCN) and managed by QIM. You are engaging QIM to provide, and QIM agrees to provide to you, portfolio management services on the following terms and conditions:

QIM'S COMMITTMENT

QIM will provide investment management services in respect of your portfolio of securities and/or cash under its management (the "Account") on the following basis:

- QIM will review your financial affairs and, based upon the information provided by you (which may include information about family members or related entities), will gain an understanding of your investment profile and your objectives in respect of the Account (and specified related accounts). QIM will prepare summary notes and/or an Investment Policy Statement (IPS) that form the basis for a trade plan and, pending completion of the trade plan, may deposit assets into the Account in short term securities or other assets and investments as deemed appropriate. Upon completion of the trade plan, QIM will implement the plan unless you have otherwise instructed QIM not to do so in writing;

- As a Portfolio Manager and, by virtue of the authority granted by this agreement, QIM may and will act on your behalf without requiring continual approval to do so;

- QIM will continue to monitor, maintain, and when deemed necessary, revise or refine the investment plan, in order to keep it on track with your needs and objectives and within the constraints of your Investment Policy Statement (IPS);

- QIM will review the plan and your investments with you, on a regular basis, as frequently as mutually agreed upon or QIM may consider appropriate, but no less than once per year;

- QIM will provide you with a written report (the "Quarterly Report") following each quarter during the term of this Agreement; In addition to our report, your custodian will provide you with a regular statement outlining your holdings and account activity;


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- QIM will exercise the care and skill expected of a prudent portfolio manager, and will exercise its powers and duties in good faith and in accordance with its best judgment, provided that it will not be liable for any loss suffered as a consequence of any action taken or omitted by it except loss resulting from its own or its employees' gross negligence, wilful misconduct or lack of good faith.

WHAT QIM REQUIRES FROM YOU

Accuracy of Information. You confirm the accuracy and completeness of the personal information disclosed to QIM from time to time, and acknowledge that such information will be relied upon by QIM in providing portfolio management services to you. You further agree and undertake to disclose to QIM in writing, on a timely basis, any material changes that occur from time to time with your financial affairs, investment profile or objectives;

Required Information. Prior to opening your account QIM and the Custodian will require certain personal information from you including details of your risk capacity and tolerance. This information will require annual updating;

Establishment of Custodial Contract. You will establish the Account with National Bank Correspondent Network (NBCN) (the "Custodian" or "National Bank" or "NBCN") satisfactory to QIM on such terms and conditions that as are agreed between you and the Custodian. You agree to execute all documentation required by the Custodian with respect to establishing the Account, and to forward to the Custodian funds and/or securities to establish the Account. The Account will be held by the Custodian in trust or in a custodial agency capacity for you, pursuant to the terms of the document(s) executed by you and the Custodian;

Authorization. You direct and authorize QIM to exercise its discretion as portfolio manager in determining appropriate trades for the Account, and to arrange for the effecting of trades of securities for the Account, on behalf of you, on the basis of such determination.

Fees for Investment Management Services. The "Fee Based" account(s) is a discretionary account structure that allows the client to pay for financial advice and services with a regular fee, rather than paying commissions. Clients pay a pre-determined fee that is charged on a monthly basis throughout the year. The Investment Management Fee will be calculated either:

- In accordance with the Fee Schedule disclosed below, which may be amended by QIM upon ninety (90) days written notice to you, based upon the net asset value of the Account as at the close of business on the last day of the immediately preceding calendar month, exclusive of applicable brokerage commissions and custodial/administrative fees; or
- As you and QIM may agree.

You direct and authorize the investment management fees payable to QIM hereunder to be withdrawn, when due, from the Account or from any other account in respect of which you and QIM have entered into an Investment Management Agreement. The Investment Management Fees may also be payable by way of payment made directly to QIM.

In addition to these fees, you also pay fees to NBCN for transactional services, which are attached to this agreement (NBCN Fee Schedule), and may be detailed based on account type.


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Fee Schedule. The investment management fee is a flat fee, charged monthly, based on your total asset's under administration not subject to exclusion as follows:

Portfolio Size:	QIM:	NBCN Custodial Fee:
$75,000-150,000	1.65%	.05%
$150,000-500,000	1.45%	.05%
$500,000-$1,000,000	1.3%	.05%
$1,000,000-$3,000,000	0.9%	.05%
$3,000,000-$5,000,000	0.8%	.05%
$5,000,000+	Negotiable	Negotiable

Exclusions. QIM will NOT charge the Investment Management Fee on term certificates or on mutual funds (mutual funds that pay a service commission). In other words, we will not allow an undisclosed situation where we earn double compensation (investment management fee plus other fees or commissions).

QIM and QBC. Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

Confidentiality. Unless authorized by you, QIM agrees not to disclose or appropriate to its own use, or to the use of any third party at any time during or subsequent to the term of this Agreement, any of your confidential information of which it becomes informed during such period, except as required in connection with QIM's performance of this Agreement, or as otherwise provided herein, or as required by a court or governmental authority. Unless instructed otherwise in writing, QIM may disclose such information to any of:

- The representative or firm responsible for referring you to QIM;
- Other account holders in any group of accounts of which the Account is a member and which are managed as a group by QIM;
- The Custodian of your Account and any third party that provides accounting, record keeping or other client-related administrative services; and
- Such other third party as you may agree in writing.

Term. The term of this Agreement will commence on the date hereof and will continue until terminated by either QIM or you upon ninety (90) days prior written notice to the other party. For greater certainty, receipt by QIM and/or the Custodian of acceptable account transfer documentation, whether written or


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electronic, may, in the sole discretion of QIM be deemed to constitute effective written notice of termination of this Agreement. You retain the right to cancel this Agreement at any time upon ninety (90) days written notice as described in this clause.

Death or Incapacity. This Agreement will continue in full force and effect notwithstanding your death or incapacity, and in such circumstances, QIM will continue to have the obligations and authority provided herein until this Agreement is terminated upon ninety (90) days written notice by your personal representative.

Termination. This Agreement can be terminated upon ninety (90) days written notice by yourself or your personal representative.

Fairness in Allocations. QIM confirms that in the event that securities are purchased for the accounts of more than one client of QIM and an insufficient number of securities are available to satisfy the purchase order, the securities available will be allocated to the extent possible pro rata to the size of your accounts taking into consideration your investment plan.

Referral Fees. You acknowledge that QIM may pay a portion, of the fees which it receives pursuant to this Agreement to another person, firm or corporation in consideration for having referred you to QIM, and that you consent to the payment of such a fee by QIM. It is illegal for the party receiving the fee to trade or advise in respect of securities if it is not duly licensed or registered under applicable securities legislation to provide such advice. Separate or additional disclosure of referral fee arrangements may be provided where appropriate, or where required by law.

Voting Securities. You direct and authorize QIM to exercise in its sole discretion, on behalf of you, any voting rights attached to any of the securities in the Account. QIM will ensure that your securities will be voted in a manner most in your best interests, and in accordance with our proxy voting policy, which is available upon request.

Sharing of Information. New federal and provincial legislations require that clients are informed, and approve, of what happens to personal information that is held by a third party. The purpose of this legislation is to protect personal information collected, and preserve client privacy. As you are aware QIM Benefit Consulting Inc. (QBC) provides financial planning services while QIM manages your investments. We believe that we can properly help you achieve your goals only if we are aware of your financial situation in its entirety. Allowing us to share this information between these affiliated companies enables us to, for example, develop a comprehensive financial plan, or recommend tax-planning strategies. By signing this agreement, you agree to the sharing of information with respect to your Account, between QBC and QIM.

Leveraging. Using borrowed money to finance the purchase of securities involves greater risk than a purchase using cash resources only. If you borrow money to purchase securities, your responsibility to repay the loan and pay interest as required by its terms remain the same even if the value of the securities purchased declines.


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ELECTRONIC DELIVERY OF DOCUMENTS

From time to time, QIM may electronically delivery documents relating to your Account. The types of documents, which may be delivered electronically, are:

- Quarterly and Ad Hoc Client Statements;
- Quarterly Newsletter and mailings;
- Client agreements and related documents; and
- Other Client Communication at Manager's discretion.

Access to internet email is required to access documents electronically and it is the client's responsibility to notify QIM and ensure confirmation of the notification of a changed or cancelled email address. Documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF) or other commercially available software. All clients have the right to request a paper copy of any documents delivered electronically at no cost. Your consent for electronic delivery may be revoked or changed, including any change in the election mail address to which documents are delivered at any time by notifying QIM of such revision or revocation.

DISPUTE RESOLUTION

We have created a process for dealing with complaints that we believe is both effective and efficient. We expect every QIM employee who receives a customer complaint to take ownership, and ensure that the complaint is resolved quickly. If you have a complaint, we encourage you to follow the complaint procedure outlined here.

- In most cases, a complaint is resolved simply by telling us about it. You should be able to get swift results by talking to our employees.

- If the problem is not resolved to your satisfaction, you can contact QIM's Chief Compliance Officer – Ian Quigley. 780-463-2688 ian@qubeconsulting.ca or in writing to 200, 9414 94 Street. Edmonton AB T6C 3P4.

- Failing to obtain resolution above, we are happy to offer a dispute resolution service at our cost.

You may also wish to contact our outside legal and regulatory counsel.

- Regulatory: David McKellar, CA. Calgary, AB. Phone (403) 465.3077. Email: david@davidmckellar.com.

- Legal: Don Campbell. LLB. 257 Wharton Blvd., Winnipeg MB R2Y0T3. Phone (204) 885-1053. Email: dc.law@shaw.ca.

THE LEGALITIES

Limitation of Liability. You release QIM from liability in respect of the appointment of the Custodian, including but not limited to any loss or damage that may result from the failure of the Custodian to settle or to cause to be settled trades of securities on the basis of instructions given by QIM.


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Assignment. Subject to these terms, you may not sell, assign, transfer or hypothecate any rights or interest created under this Agreement or delegate any of its obligations or duties under this Agreement without the prior written consent of QIM. Any prohibited assignment or delegation without such consent will be void.

Further Assurances. The parties hereto agree to perform any further acts and to execute and deliver any further documents, which may be necessary or appropriate to carry out the purposes of this Agreement.

Severability. If any provision of this Agreement is held to be unenforceable, invalid or illegal by any court of competent jurisdiction, such enforceable, invalid or illegal provisions will not affect the remainder of this Agreement.

Entire Agreement. The parties agree that this Agreement (along with any addenda) constitutes the entire and exclusive agreement between them pertaining to the subject matter contained in it and supercedes all prior or contemporaneous agreements, oral or written, conditions, representations, warranties, proposals and understandings of the parties pertaining to such subject matter.

Laws. Except as required by applicable securities law or as otherwise provided in this Agreement, this Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, will be governed by the laws of the Province of Alberta. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover from the other party or parties hereto reasonable lawyers' fees and other costs incurred in connection with that action or proceeding in addition to any other relief to which such party or parties may be entitled.

Enurement. The provisions of this Agreement enure to the benefit of and are binding on the successors and permitted assigns of each of the parties.

Waiver. Failure of either party to insist upon strict compliance with any of the terms, covenants and conditions hereof will not be deemed a waiver or relinquishment of any similar right or power hereunder at any subsequent time or of any other provision of this Agreement.

Amendment. The terms of this Agreement may be amended by QIM upon ninety days written notice.

English Language. It is the express wish of the parties that this Agreement and all documents, notices and other communications relating to the operation of the Account be in English. Il est de la volonte expresse des parties que ce contrat et tous les documents, avis et autres communications qui concement l'operation du Compte soient redigés en langue anglaise.

Notices. Any notices required or permitted to be given to You under this Agreement will be sufficient if in writing and if sent by prepaid mail to your last known address on file with QIM. Any written notice given by you to QIM under this Agreement will be sent to its head office address, which is:

- 200, 9414 – 91 Street, Edmonton, Alberta, T6C 3P4.

Your signature below indicates your approval and acceptance of:


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- Your consent to share your personal information within our affiliate QBC and your receipt of our privacy policy attached hereto in "Addendum A";
- Acceptance of this Investment Management Agreement, its terms and conditions including the custodial transaction and fee schedule;
- The receipt of your Investment Policy Statement (IPS) and your acknowledgement it was explained to your satisfaction.
- Your receipt and understanding of the "Relationship Disclosure" hereto in "Addendum B";
- Your acceptance of electronic delivery of documents to the email address noted below:

You may withdraw your consent for the sharing of information at any time by contacting the QIM Privacy Officer at (780) 463-2688-5382 or by email at ian@qubeconsulting.ca



Client

ian@qubeconsulting.ca

Email Address for Electronic Delivery

Joint Applicant ~~or Spouse~~

Email Address for Electronic Delivery



Ian Quigley, MBA ~~Per: Qube~~ Investment Management Inc.


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Addendum A: Qube Investment Management Privacy Policy

The Purpose of Our Privacy Policy
In keeping with our mission to provide personalized investment strategies designed to meet the wealth objectives of you and your family, with an absolute commitment to honesty and integrity, Qube Investment Management Inc. (hereafter called "QIM") has drafted this document to inform you how we safeguard the information you provide to us.

Safeguarding your confidentiality and protecting your personal and financial information has always been fundamental to the way we conduct our business. We have always been committed to maintaining the accuracy, confidentiality, and security of your personal and financial information. As part of this commitment, we have established this Privacy Policy Document to govern our actions as they relate to the use of the information you provide to us.

The Purposes for Collecting Personal Information
We are in the business of maintaining a long-term relationship with you. We recognize that an important aspect of our relationship is having comprehensive knowledge of you and your needs. Knowing more about your family, the assets you hold elsewhere, your financial goals, retirement plans, tax situation, trusts, will and estate plans, etc., ensures that we thoroughly understand your goals and objectives. It also helps us identify your financial needs, and enables us to recommend investment solutions that can help you realize your goals and manage your financial affairs more effectively.

QIM will identify the purpose(s) for which your personal information is collected. The purpose(s) will be identified before or at the time the information is collected. The primary type of information is personal and financial information. We use your personal and financial information to communicate with you, process applications and effectively provide the services you have requested. The better we know you, the better we can help you achieve your financial goals.

Accountability
QIM is responsible for maintaining and protecting your information under our control. This includes information in our physical custody or control, as well as personal information that has been transferred to a third party as part of our ongoing business operations. To ensure accountability, we have a designated Privacy Officer who is accountable for our company's compliance with this privacy policy.

Consent of the Individual
Your knowledge and consent are required for the collection, use or disclosure of your information except where required or permitted by law. We will not ask for your consent unless we have made a reasonable effort to inform you of the purposes for which we will be collecting, using and/or disclosing your personal information.

Your consent may be expressed in writing or be implied and you may give it to us verbally, electronically, or through your authorized representative. You may withdraw your consent at any time by contacting QIM's designated Privacy Officer. If consent were to be revoked or withdrawn, QIM may be unable to provide certain services.

Limits on Collection
The information we obtain from you will be limited to those details required by QIM to conduct our business effectively. This information will always be collected by fair and lawful means.

The type of information we usually collect and maintain in your client file may include:

1. Personal


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Information provided on personal account applications or other forms such as names, mailing addresses, telephone numbers, email addresses, social insurance numbers, dates of birth, photocopy of driver's license or passport, employment information, spousal information, beneficiary information, estate planning, financial and net worth information as well as banking details. Information about investments and previous investment experience, assets and types of accounts currently held, and transactions, such as account balances, trading activity, margin loans and payment history.

2. Corporate
Information provided on corporate account applications or other forms such as, corporation name, corporation mailing address, corporation phone number, corporate email address, Name(s) of Owner(s), Officer(s) and Director(s) of the corporation, Articles of Incorporation, CCRA business number, trading resolutions, history of the company and any restrictions on the corporation, if it is publicly held. In addition, we will collect the same types of information we obtain from our personal clients for each director or officer of the corporation.

Limits on Use, Disclosure and Retention
Your personal information collected by QIM will not be used or disclosed for purposes other than those for which it was collected, except with your informed consent or as required by law. This information will be retained as long as necessary for the fulfillment of those purposes.

We only use your personal information for the purposes that we have disclosed to you. If for any reason your information is required to fulfill a different purpose, we will notify you and ask you for your consent before we proceed.

As a condition of their employment, all employees of QIM are required to abide by a Code of Ethics and Standards of Professional Conduct and the Privacy Policy we have established. In addition, all employees must abide by all applicable laws and regulations. Our employees are aware of the importance of protecting your privacy and confidentiality and they are required to sign a code of conduct that prohibits the disclosure of your information to unauthorized individuals or parties. To reinforce their understanding and commitment to upholding client privacy and confidentiality, employees periodically receive updates about our privacy policies.

Unauthorized access to and/or disclosure of your personal information by an employee of QIM is strictly prohibited. All employees are expected to maintain the confidentiality of your personal information at all times and failing to do so will result in appropriate disciplinary measures, which may include dismissal.

QIM sometimes contracts with outside organizations to perform specialized services such as custody of securities and record keeping. Our trusted service suppliers may at times be responsible for processing and handling some of the information we receive from you. When we contract our suppliers to provide these specialized services, they are given only the information necessary to perform those services. Additionally, they are prohibited from storing, analyzing or using that information for purposes other than to carry out the service they have been contracted to provide. Our specialized service suppliers are bound by strict contractual obligations that have been designed to protect the privacy and security of our clients' personal information. As part of our contract agreements, our suppliers and their employees are required to protect your information in a manner that is consistent with the privacy policies and practices that QIM has established.

However, from time to time, you the client may wish others to have access to your information. Unless otherwise notified, we assume your accountant (accounting firm) and/or lawyer (law firm) will be authorized to access relevant information on your file for legal and/or tax planning purposes.

Safeguarding Customer Information
QIM will ensure that your personal information will be protected by security safeguards against loss or theft, unauthorized disclosure, copying, use or modification. These safeguards will be appropriate to the sensitivity level of the information. We safeguard your personal information by using state-of-the-art technologies and maintain


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current security standards to ensure that all your personal and financial information is protected against unauthorized access, disclosure, inappropriate alteration or misuse.

We manage our server environment appropriately and our firewall infrastructure is strictly adhered to. Our security practices are reviewed on a regular basis and we routinely employ current technologies to ensure that the confidentiality and privacy of your information is not compromised.

Openness
QIM will make readily available all relevant information about our policies and practices relating to the management of your personal information. We believe that openness and transparency are essential to ensure your trust.

Accuracy
At QIM, the investment decisions we make are often based on the information we have in our files. Therefore, it is important that your personal and financial information is accurate and complete. To help us keep your personal information up-to-date, we encourage you to amend inaccuracies and make corrections as often as necessary. Despite our best efforts, errors sometimes do occur. Should you identify any incorrect or out-of-date information in your file(s), we will make the proper changes and provide you with a copy of the corrected information. Where appropriate, we will communicate these changes to other parties who may have unintentionally received incorrect information from us.

Access
Upon request, you shall be informed of the existence, use and disclosure of your personal information, and shall be given access to it. You may challenge the accuracy and completeness of their information, and may request that it be amended, if appropriate.

To make a change to your personal contact information contained in your file, please call us at 780-463-2688 or contact our Privacy Officer at same, privacy@qubeconsulting.ca or at:

- Qube Investment Management Inc., 200, 9414-91 Street, Edmonton, AB T6C 3P4

Updating this Policy
Any changes to our privacy policy and information handling practices shall be acknowledged in this policy in a timely manner. We may add, modify or remove portions of this policy when we feel it is appropriate to do so.

Conflict
Should there be a conflict between any other QIM document or policy and this Policy, this Policy shall prevail.


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Addendum B: Qube Investment Management Inc. ('QIM') Relationship Disclosure

Overview

It is important that clients understand what parties are involved in their accounts and how these parties are related to each other. The purpose of this disclosure is to clarify the parties related to your account.

Your Portfolio Manager

Qube Investment Management Inc. (QIM) is the registered portfolio manager on your account. QIM is irrevocably liable to you, and will continue to be liable to you, for the acts and omissions of your investment advice relating to your investment account. QIM will be responsible for determining the suitability of your investments relative to your Investment Policy Statement (IPS) and insuring the appropriate supervision is preformed for all trading activity in your account.

Your Custodian

National Bank Correspondent Network (NBCN) is the custodian of your account. In this regard and, for accounting and regulatory purposes, you are also a client of NBCN. With respect to any transactions on your account, NBCN is responsible for trade execution and settlement, custody of cash and securities, the preparation of confirmation and account statements and the financing of any account positions.

Our Affiliate Qube Benefit Consulting ("QBC")

Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

EXHIBIT B

OTHER RELATED CORRESPONDENCE

(Please see the attached.)



Re: Praxair Proposal

Tony Pepper to Ian Quigley 12/21/2015 01:58 PM
Bcc: Guillermo Bichara

O.k. Ian. Thanks for the response. I just wanted to check in before we proceed to make any other filings with the SEC. I'm sure we'll be in touch.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

Ian Quigley Hello Tony: Thanks for the email, sorry I had not... 12/21/2015 01:55:08 PM

From: Ian Quigley <ian@qubeconsulting.ca>
To: Tony_Pepper@Praxair.com
Date: 12/21/2015 01:55 PM
Subject: Re: Praxair Proposal

Hello Tony:

Thanks for the email, sorry I had not responded.

We continue to believe that our proposal is important and a key issue other shareholders should consider. We also believe that the technical issues presented are a separate matter that we wish to gain SEC comment upon. I hope this clarifies and certainly remain open to another chat after the SEC has reviewed the technical issues.

Best regards,

Ian Quigley, MBA
Qube Investment Management Inc.

Alberta:
Suites 200 & 300 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

British Columbia:
170, 422 Richards Street
Vancouver, BC V6B 2Z4

TF: 1-866-463-7939
www.qubeconsulting.ca

CONFIDENTIALITY CAUTION

On Dec 21, 2015, at 11:07 AM, Tony_Pepper@Praxair.com wrote:

Hi, Ian.

As per my note below, I just wanted to check in with you as to how Qube intends to proceed on the proposal submitted to Praxair. Thanks.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

----- Forwarded by Tony Pepper/USA/NA/Praxair on 12/21/2015 01:05 PM -----

From: Tony Pepper/USA/NA/Praxair
To: ian@qubeconsulting.ca
Date: 12/09/2015 03:12 PM
Subject: Praxair Proposal

Ian,

It was good speaking with you again today. Thanks for allowing me to convey the Praxair Board's views on the shareholder proposal that Qube Investment Management submitted. As we discussed, the Board certainly understands your policy view on independent auditor rotation matters generally, but does not believe that the proposal is in the best interests of shareholders at this time. So, there is simply a good faith difference of views on a specific policy matter. Nonetheless, the Board appreciates that Qube is willing to engage in thoughtful discussion about the proposed policy and is willing to hear the Board's perspective, just as the Board considers Qube's perspective.

You mentioned that Qube may consider withdrawing the proposal. If so, I would request that you do so before December 22, as it is around that date that we will need to make additional filings

with the SEC staff so that they can determine whether the proposal meets the technical aspects of the SEC rules. If you are inclined to withdraw, then I would prefer that neither of us spend all of the time and effort needed to tend to this regulatory path. If you have proposals pending with the SEC that were sent to other companies, many of which have not engaged in discussions with Qube, you will certainly have the opportunity to determine how the SEC staff rules on those other proposals as a procedural matter.

In any event, it was a pleasure to reconnect with you and I wish you all the best.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)



Praxair Proposal

Tony Pepper to: ian 12/09/2015 03:12 PM

From: Tony Pepper/USA/NA/Praxair
To: ian@qubeconsulting.ca

Ian,

It was good speaking with you again today. Thanks for allowing me to convey the Praxair Board's views on the shareholder proposal that Qube Investment Management submitted. As we discussed, the Board certainly understands your policy view on independent auditor rotation matters generally, but does not believe that the proposal is in the best interests of shareholders at this time. So, there is simply a good faith difference of views on a specific policy matter. Nonetheless, the Board appreciates that Qube is willing to engage in thoughtful discussion about the proposed policy and is willing to hear the Board's perspective, just as the Board considers Qube's perspective.

You mentioned that Qube may consider withdrawing the proposal. If so, I would request that you do so before December 22, as it is around that date that we will need to make additional filings with the SEC staff so that they can determine whether the proposal meets the technical aspects of the SEC rules. If you are inclined to withdraw, then I would prefer that neither of us spend all of the time and effort needed to tend to this regulatory path. If you have proposals pending with the SEC that were sent to other companies, many of which have not engaged in discussions with Qube, you will certainly have the opportunity to determine how the SEC staff rules on those other proposals as a procedural matter.

In any event, it was a pleasure to reconnect with you and I wish you all the best.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)



Praxair Audit Fee and Related Information
Tony Pepper to: ian 12/03/2015 12:48 PM
Bcc: Liz Hirsch

Ian,

I am attaching the following that may be useful in connection with our discussion tomorrow of Qube's shareholder proposal regarding conducting a request for proposal for independent auditor engagement:

1. An excerpt from Praxair's 2015 proxy statement that describes the function of the Audit Committee, its policies on auditor independence and rotation, and discloses fees paid to PricewaterhoseCoopers (PWC), Praxair's independent public accounting firm.

2. The audit and other fees paid to PWC from 2007-2014 (this is a summary of the fee information publicly disclosed in prior year proxy statements).

I look forward to our discussion tomorrow.




Praxair Audit and Related Fees Paid to PWC (2007-2014).pdfPraxair Audit Comm-Proxy Disclosures 2015.pdf

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

BOARD COMMITTEES

The Board currently has five standing committees as described below and each is comprised of only independent directors. The Charters for each of these committees may be found on Praxair's public website, www.praxair.com, in the Our Company/Our People/Our Board of Directors section.

AUDIT COMMITTEE	
Meetings in 2014: 5 *Current Members:* Ira D. Hall, Chairman Nance K. Dicciani Raymond W. LeBeouf Larry D. McVay Denise L. Ramos	The Audit Committee assists the Board in its oversight of (a) the independence, qualifications and performance of Praxair's independent auditor, (b) the integrity of Praxair's financial statements, (c) the performance of Praxair's internal audit function, and (d) Praxair's compliance with legal and regulatory requirements. In furtherance of these responsibilities, the Audit Committee, among other duties, (1) appoints the independent auditor to audit Praxair's financial statements, approves the fees and terms of such engagement, approves any non-audit engagements of the independent auditor, and meets regularly with, and receives various reports from, the independent auditor. The independent auditor reports directly to the Audit Committee; (2) reviews Praxair's principal policies for accounting and financial reporting and its disclosure controls and processes, and reviews with management and the independent auditor Praxair's financial statements prior to their publication; (3) reviews assessments of Praxair's internal controls, the performance of the Internal Audit function, the performance evaluations of the General Auditor and the Chief Compliance Officer, and the guidelines and policies by which Praxair undertakes risk assessment and risk management; and (4) reviews the effectiveness of Praxair's compliance with laws, business conduct, integrity and ethics programs.

Audit Committee Report

As set forth in the Audit Committee's Charter, the management of the Company is responsible for: (1) the preparation, presentation and integrity of the Company's financial statements; (2) the Company's accounting and financial reporting principles; and (3) internal controls and procedures designed to ensure compliance with applicable laws, regulations, and standards, including internal control over financial reporting. The independent auditor is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles, and expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

A principal role of the Audit Committee is to assist the Board of Directors in its oversight of the Company's financial reporting process. In the performance of its oversight function, the Audit Committee has considered and discussed the audited financial statements with management and the independent auditor. The Audit Committee has also discussed with the independent auditor the matters that are required to be discussed in accordance with Public Company Accounting Oversight Board (PCAOB) standards relating to communications with audit committees.

The Audit Committee has discussed with the independent auditor its independence from the Company and its management. The Audit Committee has received the written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board. The Audit Committee has also received written confirmations from management with respect to non-audit services provided to the Company by the independent auditor in calendar year 2014 and those planned for 2015. The Audit Committee has further considered whether the provision of such non-audit services is compatible with maintaining PricewaterhouseCoopers LLP's independence.

In its oversight role for these matters, the Audit Committee relies on the information and representations made by management and the independent auditor. Accordingly, the Audit Committee's oversight does not provide an independent basis to certify that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company's independent auditor is, in fact, independent.

Based upon the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Charter, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Form 10-K and Annual Report for the year ended December 31, 2014 to be filed with the SEC.

The Audit Committee

Ira D. Hall, Chairman
Nance K. Dicciani
Raymond W. LeBeouf
Larry D. McVay
Denise L. Ramos

The Independent Auditor

Auditor Selection and Attendance at the Annual Meeting

PricewaterhouseCoopers LLP served as Praxair's independent auditor for the year ended December 31, 2014 and has been selected by the Audit Committee to serve in such capacity for the year ending December 31, 2015. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting to be available to respond to appropriate questions and to make a statement if they desire.

Audit Partner and Audit Firm Rotation

The Audit Committee's policy is that the audit engagement partner should rotate off the Company's account no less frequently than every five years. During its history as a public company since 1992, Praxair has had five audit engagement partners. A new engagement partner began in September, 2014, replacing the engagement partner who had served since January, 2012.

With respect to audit firm rotation, the Audit Committee believes that it is inappropriate to establish a fixed limit on the tenure of the independent auditor. Continuity and the resulting in-depth knowledge of the Company strengthens the audit. Moreover, the mandatory partner rotation policy expressed above, normal turnover of audit personnel, the Audit Committee's policy regarding the hiring of auditor personnel as described below, and the Audit Committee's practices restricting non-audit engagements of the independent auditor as described below, all mitigate against any loss of objectivity that theoretically could arise from a long-term relationship. As provided in the Audit Committee's Charter and as further described below, the Audit Committee continuously evaluates the independence and effectiveness of the independent auditor and its personnel, and the cost and quality of its audit services. The Audit Committee periodically considers alternatives to ensure that the Audit Committee and the Company's shareholders are receiving the best audit services available.

Auditor Independence

As noted in the Audit Committee Charter and in the Audit Committee Report presented above, the independent auditor reports directly to the Audit Committee and the Audit Committee is charged with evaluating its independence.

Non-Audit Engagement Pre-Approval Policy

To help ensure independence of the independent auditor, the Audit Committee has established a policy whereby all non-audit engagements of the independent auditor must be approved in advance by the Audit Committee or its Chairman, and has adopted a guideline that, absent special circumstances, the aggregate cost of non-audit engagements in a year should not exceed the audit fees for that year. As noted below in the report on independent auditor fees, such non-audit engagements were approximately 12% of audit fees in 2014. All of the Audit-Related Fees, Tax Fees and All Other Fees disclosed below were approved by the Audit Committee.

Hiring Policy – Auditor Employees

The Audit Committee has established a policy whereby no former employee of the independent auditor may be elected or appointed an officer of the Company earlier than two years after termination of the engagement or employment.

Fees Paid to the Independent Auditor

Audit Fees. Praxair, Inc. and its affiliates paid PricewaterhouseCoopers LLP an aggregate amount of $6,512,000 and $6,630,000 for professional services rendered in 2014 and 2013, respectively, for the audit of Praxair's annual financial statements, the reviews of the financial statements included in Praxair's reports on Form 10-Q, the opinion regarding the Company's internal controls over financial reporting as required by §404 of the Sarbanes-Oxley Act of 2002, and services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees. Praxair, Inc. and its affiliates paid PricewaterhouseCoopers LLP an aggregate amount of $593,000, and $44,000 for assurance and related services rendered in 2014 and 2013, respectively, that are reasonably related to the performance of the audit or review of Praxair's financial statements other than the fees disclosed in the foregoing paragraph. These fees included those related to due diligence services and certifications required by customers and others.

Tax Fees. Praxair, Inc. and its affiliates paid PricewaterhouseCoopers LLP an aggregate amount of $155,000, and $260,000 for professional services rendered in 2014 and 2013, respectively, for tax compliance and tax preparation, including preparation of original and amended tax returns, and claims for refunds.

All Other Fees. Praxair, Inc. and its affiliates paid PricewaterhouseCoopers LLP an aggregate amount of $48,000 and $24,000 for services rendered in 2014 and 2013, respectively, other than those reported in the foregoing paragraphs. These services related primarily to consulting and advice in regard to local country accounting issues for non-U.S. subsidiaries.

Praxair, Inc.
Audit and Related Fees Paid to PricewaterhouseCoopers
(from Praxair Proxy Statement Disclosures)

	2007	2008	2009	2010	2011	2012	2013	2014
Audit Fees	$6,170,000	$6,291,000	$6,302,000	$6,907,000	$6,426,000	$6,616,000	$6,630,000	$6,512,000
Audit Related Fees	$42,000	$16,000	$116,000	$98,000	$192,000	$54,000	$44,000	$593,000
Tax Fees	$57,000	$87,000	$209,000	$69,000	$168,000	$185,000	$260,000	$155,000
Other Fees	$110,000	$27,000	$47,000	$59,000	$73,000	$52,000	$24,000	$48,000
% of Non-Audit to Audit Fees	3.4%	2.1%	5.9%	3.0%	6.7%	4.0%	5.0%	12.0%



Re: Praxair Shareholder Proposal Call
Ian Quigley
to:
Tony_Pepper
12/02/2015 12:58 PM
Hide Details
From: Ian Quigley <ian@qubeconsulting.ca>

To: Tony_Pepper@Praxair.com

Thanks Tony,

Ian Quigley, MBA
Qube Investment Management Inc.

Alberta:
Suites 200 & 300 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

British Columbia:
170, 422 Richards Street
Vancouver, BC V6B 2Z4

TF: 1-866-463-7939
www.qubeconsulting.ca

On Dec 2, 2015, at 10:37 AM, Tony_Pepper@Praxair.com wrote:

Ian,

I'm just confirming that we have a call for this Friday, Dec. 4 at 9:00 a.m. MST (11:00 EST) to discuss Qube's shareholder proposal. I will call you at your office number unless you direct otherwise.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)



Re: Praxair Notice to Qube of Deficienies in it Shareholder Proposal
Ian Quigley
to:
Tony_Pepper
11/25/2015 04:03 PM
Hide Details
From: Ian Quigley <ian@qubeconsulting.ca>

To: Tony_Pepper@Praxair.com

History: This message has been replied to.

Hello:

I think 30 minutes will do it. So lets do 9-9:30am that day MST. My extension is 101.

Ian Quigley, MBA
Qube Investment Management Inc.

Alberta:
Suites 200 & 300 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

British Columbia:
170, 422 Richards Street
Vancouver, BC V6B 2Z4

TF: 1-866-463-7939
www.qubeconsulting.ca
www.qubeflex.ca

On Nov 25, 2015, at 10:48 AM, Tony_Pepper@Praxair.com wrote:

Ian, looks like that time won't work. What about any time from 8:00-9:30 AM or 12:00-1:00 PM MST? Why are EST, two hours ahead of you.

Sent from my iPhone

On Nov 25, 2015, at 12:17 PM, Ian Quigley <ian@qubeconsulting.ca> wrote:

Hello Tony:

Would 10:30am MST Friday the 4th work for you? Not sure what time zone you are in.

Please advise and best regards,

Ian Quigley, MBA
Qube Investment Management Inc.

Alberta:
Suites 200 & 300 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

British Columbia:
170, 422 Richards Street
Vancouver, BC V6B 2Z4

TF: 1-866-463-7939
www.qubeconsulting.ca
www.qubeflex.ca

attachments is strictly prohibited. If you have received the message
and any attachments in error, please notify the sender immediately,
and delete this message and any attachments from your computer system, and
refrain from saving or copying this communication or forwarding it to any other
recipient, in any form whatsoever.

On Nov 24, 2015, at 2:29 PM, Tony_Pepper@Praxair.com wrote:

Ian,

Please give me some dates that might work for a discussion of your proposal during the week of Nov. 30-Dec. 4. I would like to have that conversation prior to upcoming Board meetings at which we will discuss Qube's proposal. Thanks.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

From: Ian Quigley <ian@qubeconsulting.ca>
To: "Tony_Pepper@praxair.com" <Tony_Pepper@praxair.com>
Date: 11/24/2015 01:30 PM
Subject: Re: Praxair Notice to Qube of Deficienies in it Shareholder Proposal

Okay, thanks.

Ian

On Tuesday, 24 November 2015, <Tony_Pepper@praxair.com> wrote:
Hi, Ian.

I have not received anything yet. You may also send it to me via email. In any event, let's plan to have a discussion about your proposal in the near future.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539



Re: Praxair Notice to Qube of Deficienies in it Shareholder Proposal
Ian Quigley
to:
Tony_Pepper@praxair.com
11/24/2015 01:30 PM
Hide Details
From: Ian Quigley <ian@qubeconsulting.ca>

To: "Tony_Pepper@praxair.com" <Tony_Pepper@praxair.com>

History: This message has been replied to.

Okay, thanks.

Ian

On Tuesday, 24 November 2015, <Tony_Pepper@praxair.com> wrote:

Hi, Ian.

I have not received anything yet. You may also send it to me via email. In any event, let's plan to have a discussion about your proposal in the near future.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

From: Ian Quigley <ian@qubeconsulting.ca>
To: Tony_Pepper@Praxair.com
Date: 11/24/2015 11:29 AM

Subject: Re: Praxair Notice to Qube of Deficienies in it Shareholder Proposal

Hello Tony:

Just wanted to advise you we sent you a response to your letter last week. If you don't receive this week please advise.

Sincerely,

Ian Quigley, MBA
Qube Investment Management Inc.

Alberta:
Suites 200 & 300 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

British Columbia:
170, 422 Richards Street
Vancouver, BC V6B 2Z4

TF: 1-866-463-7939
www.qubeconsulting.ca
www.qubeflex.ca

On Nov 16, 2015, at 2:05 PM, Tony_Pepper@Praxair.com wrote:

Dear Mr. Quigley,

Attached is a letter and materials referenced in the letter regarding the shareholder proposal submitted by Qube Investment Management to Praxair for the 2016 annual meeting of shareholders. As discussed in the letter, we believe that there are certain procedural or eligibility deficiencies regarding the proposal that will allow Praxair to exclude the proposal from its 2016 proxy statement unless the deficiencies are corrected. I will also send the attached to you via express mail courier.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

<SEC SLB 14G (10-16-12).pdf><SEC SLB 14F (10-18-11).pdf><Qube Deficiency Ltr Final (11-16-15).pdf>



Re: Praxair Notice to Qube of Deficienies in it Shareholder Proposal
Ian Quigley
to:
Tony_Pepper
11/16/2015 04:27 PM
Cc:
Brenda
Hide Details
From: Ian Quigley <ian@qubeconsulting.ca>

To: Tony_Pepper@Praxair.com

Cc: Brenda <brenda@qubeconsulting.ca>

History: This message has been forwarded.

Hello:

We have only had time for a quick review of your comments and believe that our proposal does meet the procedural requirements. Once we have had a chance to review in full we will either respond to you or the SEC directly.

Regards,

Ian Quigley, MBA
Qube Investment Management Inc.

Alberta:
Suites 200 & 300 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

British Columbia:
170, 422 Richards Street
Vancouver, BC V6B 2Z4

TF: 1-866-463-7939
www.qubeconsulting.ca

www.qubeflex.ca

CONFIDENTIALITY CAUTION
This message is intended only for the use of the individual or entity to which it is addressed and contains information that is privileged and confidential. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any disclosure, distribution or copying of this message and any attachments is strictly prohibited. If you have received the message and any attachments in error, please notify the sender immediately, and delete this message and any attachments from your computer system, and refrain from saving or copying this communication or forwarding it to any other recipient, in any form whatsoever.

On Nov 16, 2015, at 2:05 PM, Tony_Pepper@Praxair.com wrote:

Dear Mr. Quigley,

Attached is a letter and materials referenced in the letter regarding the shareholder proposal submitted by Qube Investment Management to Praxair for the 2016 annual meeting of shareholders. As discussed in the letter, we believe that there are certain procedural or eligibility deficiencies regarding the proposal that will allow Praxair to exclude the proposal from its 2016 proxy statement unless the deficiencies are corrected. I will also send the attached to you via express mail courier.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

<SEC SLB 14G (10-16-12).pdf><SEC SLB 14F (10-18-11).pdf><Qube Deficiency Ltr Final (11-16-15).pdf>



Praxair Notice to Qube of Deficienies in it Shareholder Proposal
Tony Pepper to: ian 11/16/2015 04:05 PM
Bcc: Guillermo Bichara

Dear Mr. Quigley,

Attached is a letter and materials referenced in the letter regarding the shareholder proposal submitted by Qube Investment Management to Praxair for the 2016 annual meeting of shareholders. As discussed in the letter, we believe that there are certain procedural or eligibility deficiencies regarding the proposal that will allow Praxair to exclude the proposal from its 2016 proxy statement unless the deficiencies are corrected. I will also send the attached to you via express mail courier.


SEC SLB 14G (10-16-12).pdf


SEC SLB 14F (10-18-11).pdf


Qube Deficiency Ltr Final (11-16-15).pdf

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

EXHIBIT D

PRAXAIR, INC. DEFICIENCY LETTER AND PROOF OF DELIVERY

(Please see the attached.)


PRAXAIR
Making our planet more productive

Anthony M. Pepper
Assistant General Counsel, Assistant Secretary and
Chief Governance Officer

Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
Phone: 203-837-2264
Fax: 203-837-2515
Email: Tony_Pepper@Praxair.com

November 16, 2015

Via E-Mail to ian@qubeconsulting.ca and Via UPS Overnight Delivery

Qube Investment Management Inc.
Attn: Ian Quigley, MBA, Senior Portfolio Manager
200 Kendall Building
9414-91 Street NW
Edmonton, AB T6C 3P4
Canada

Re: Qube Investment Management Shareholder Proposal Submitted To Praxair, Inc. (the "Company")

Dear Mr. Quigley:

This letter is being sent to Qube Investment Management Inc. (the "Proponent") in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 related to the Proponent's shareholder proposal, dated October 28, 2015, which was sent on or about November 2, 2015 and received by us on November 4, 2015 (the "Proposal"). Pursuant to Rule 14a-8(f), we are notifying you of certain procedural or eligibility deficiencies regarding the Proposal as well as of the time frame for your response to this letter, as discussed below.

Deficiencies We Have Identified

Rule 14a-8(b) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal, for at least one year prior to the date the shareholder proposal was submitted. The Proponent has not met this requirement for the following three reasons:

1. **The Proponent fails to demonstrate ownership within the meaning of Rule 14a-8(b).** The Proponent provided a letter from National Bank, dated October 28, 2015 (the "NB Letter"), as well as a sample investment management agreement that it uses with its client investors. Both documents suggest that the investments are held by clients of the Proponent, and the Proponent only manages these investments for its clients. Although the Proponent may be authorized to vote Company shares and to purchase or sell Company shares on behalf of its clients, the Proponent has not demonstrated that it has an economic stake or investment interest in the shares specified in the NB Letter.

   The staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") has taken the position that investment advisors have no

economic stake or investment interest in companies by virtue of the shares held in their clients' accounts (See, e.g., *The Western Union Company* (Mar. 4, 2010)). For the Proponent to rely on its clients' ownership of the Company's shares to establish eligibility to submit the Proposal, the Proponent must provide proof that (i) an identified client of the Proponent (a "Relevant Client") satisfies the minimum ownership requirements for the one-year period required by Rule 14a-8(b) and (ii) such Relevant Client has authorized the Proponent to submit shareholder proposals on its behalf. The Company does not believe that the NB Letter, which indicates holding of 300 Company shares for more than one year on an aggregate basis, is sufficient to demonstrate the requisite ownership by a Relevant Client, or that a sample investment management agreement, to which the Relevant Client is not a party, is sufficient to prove authorization by a Relevant Client for the Proponent to submit shareholder proposals on behalf of a Relevant Client.

If the Proponent does not seek to rely on a Relevant Client's ownership of the Company's shares, the Proponent must provide proof that the Proponent itself satisfies the minimum ownership requirements for the one-year period required by Rule 14a-8(b) apart from the shares owned by the Proponent's clients. The Proponent also must represent that it intends to continue to hold the shares through the date of the Company's 2016 annual shareholder meeting.

Please see "How to Provide Proof of Continuous Ownership" below for detail on how to provide sufficient proof of either the Proponent's or a Relevant Client's satisfaction of the minimum ownership requirements for the one-year period required by Rule 14a-8(b)(2).

2. **The Proponent fails to provide a statement of continued ownership through the annual meeting date as required by Rule 14a-8(b).** If the Proponent seeks to rely on the ownership of a Relevant Client, the Proponent has not provided sufficient evidence of the Relevant Client's intent to continue to hold the requisite shares through the date of the 2016 annual shareholder meeting, as required in Rule 14a-8(b). The Company believes that in addition to the Proponent's representation of its own intent, the Proponent should also provide evidence that a Relevant Client would not terminate its investment management agreement with the Proponent, or otherwise dispose of the Company's shares, before the date of the Company's 2016 annual shareholders meeting.

3. **The Proponent fails to demonstrate continuous ownership for the full one-year period required by Rule 14a-8(b).** The NB Letter is also insufficient because it does not verify continuous ownership of the Company's shares for the full one-year period preceding and including the date that the Proposal was submitted to the Company. As noted in the Staff Legal Bulletin No. 14G dated October 16, 2012 ("SLB 14G") published by the Staff, Rule 14a-8(b) provides that, to be eligible to submit a proposal under Rule 14a-8, a shareholder must provide sufficient proof of the shareholder proponent's ownership of the requisite number of securities for the entire one-year period preceding and including the date the shareholder proposal was submitted (which, in the Staff's view, is the date the proposal is postmarked or transmitted electronically). See Section C of SLB 14G, a copy of which is attached for your reference. The Proponent transmitted

the Proposal via the Purolator delivery service on November 2, 2015; however, the NB Letter is intended to establish the Proponent's ownership of the Company's shares as of October 28, 2015. As a result, the NB Letter does not verify ownership for the full one-year period preceding and including the date that the Proposal was submitted.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying the continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 2, 2015). Please see "How to Provide Proof of Continuous Ownership" below for detail on how to provide sufficient proof of either the Proponent's or a Relevant Client's satisfaction of the minimum ownership requirements for the one-year period required by Rule 14a-8(b)(2).

How to Provide Proof of Continuous Ownership

To remedy these deficiencies, you must address the matters discussed above, including providing sufficient proof of the Proponent's continuous ownership of the requisite number of shares of the Company's common stock for the one-year period preceding and including November 2, 2015, the date the Proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank), verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level and a written statement that it has continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the Staff has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F, a copy of which is attached for your reference, provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If the Proponent holds its shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from the Proponent's bank, broker or other securities intermediary confirming the Proponent's ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. In SLB 14G, the Staff clarified that a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

If the Proponent seeks to demonstrate a Relevant Client's continuous ownership of the requisite number of shares of the Company's common stock for the one-year period required by Rule 14a-8(b), the Proponent must provide proof in the same form described above in respect of the Relevant Client.

Potential Exclusion of the Proposal from Our Proxy Statement

For the reasons discussed above, the Proponent did not submit to the Company the proof of ownership contemplated by Rule 14a-8(b). As such, we believe that the Proposal may be excluded from our proxy statement for our upcoming 2016 annual meeting of shareholders unless these deficiencies are cured within 14 days of your receipt of this letter.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you first received this letter. We have attached for your reference copies of Rule 14a-8, SLB 14F and SLB 14G. We urge you to review the SEC rule and Staff guidance carefully before submitting the proof of ownership to ensure it is compliant.

If you have any questions with respect to the foregoing, please do not hesitate to contact me at (203) 837-2264 or by email at tony_pepper@praxair.com.

Very truly yours,



Anthony M. Pepper
Assistant General Counsel and
Assistant Secretary



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on

DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC

participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then

submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is

authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4

or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was

excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm


AND EXCHANGE COMMISSION
U.S. SECURITIES
MCMXXXIV

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the

company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy

all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the

company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



Praxair Notice to Qube of Deficienies in it Shareholder Proposal
Tony Pepper to: ian 11/16/2015 04:05 PM
Bcc: Guillermo Bichara

Dear Mr. Quigley,

Attached is a letter and materials referenced in the letter regarding the shareholder proposal submitted by Qube Investment Management to Praxair for the 2016 annual meeting of shareholders. As discussed in the letter, we believe that there are certain procedural or eligibility deficiencies regarding the proposal that will allow Praxair to exclude the proposal from its 2016 proxy statement unless the deficiencies are corrected. I will also send the attached to you via express mail courier.


SEC SLB 14G (10-16-12).pdf


SEC SLB 14F (10-18-11).pdf


Qube Deficiency Ltr Final (11-16-15).pdf

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

EXHIBIT E

QUBE INVESTMENT MANAGEMENT RESPONSE LETTER TO PRAXAIR, INC. DEFICIENCY LETTER

(Please see the attached.)

RECEIVED DEC - 1 2015


QUBE

19 November 2015

Anthony M Pepper
Assistant General Counsel & Chief Governance Officer
Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113

RE: Shareholder Proposal Submission

Dear Mr. Pepper:

Thank-you for your response to the submission of our shareholder proposal. We believe that the opportunity to dialogue with fellow shareholders is a fundamental right of ownership and a healthy mechanism to maintain transparency and accountability with management. This process also encourages shareholders to become informed and engaged. Healthy shareholder engagement is key to maintaining an efficient public market and the prevention of costly scandal(s).

In your response to our proposal, you have identified a number of technical and procedural matters that we are willing to respond to in this letter. We respectfully disagree with your position(s) and continue to assert that our submission is qualified for inclusion in the upcoming AGM proxy. We wish to also communicate disappointment with your approach. You have attempted, in our opinion, to greatly complicate the process and to create technical barriers blocking this fundamental right. Simply put, one should not require a Ph.D. in corporate law to be an engaged shareholder.

In your response you identified a number of issues as follows:

1. Rule 14a-8(b)(1) – Share Ownership. Rule 14a-8(b)(1) states that a shareholder must have continuously held at least $2,000 in market value, or 1% of common shares, for at

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

least one year as of the date that the proposal is submitted, and the shareholder must continue to hold those securities through the date of the annual general meeting. The shareholder must also submit a written statement that such shareholder intends to continue holding the securities through the date of the annual general meeting.

You have taken the position that our Investment Management Agreement (IMA) does not authorize us to represent our clients with regards to shareholder proposals. We disagree.

- Our Investment Management Agreement (IMA) states that we are authorized to act on behalf of our investors by offering portfolio management services and allowing us to perform these services without requiring continuous approval to do so (see page 1). A portfolio manager has a responsibility to act as a fiduciary for its clients, a duty we take seriously. This duty includes engaging with the companies we select for our clients, voting the proxies and submitting proxy proposals. If required, we welcome comment from the SEC on this.
- Further, within Qube's own household accounts, we hold the requisite share positions to fulfill this requirement and, should the SEC require it, are happy to provide explicit confirmation of this to you.
- You have asked for more explicit shareholder authorization from us. We do not believe this is necessary nor within the spirit of the regulations. Nonetheless, we are prepared to provide additional signed communication from any of our 175 investors should the SEC require it. Please note that the client does not decide if they will hold the shares through to the date of the shareholder's meeting, as they have provided us with discretionary authority to manage their positions. We have provided confirmation of this intention in our original submission.
- Custodial technical verification has been provided, from a qualified DTC participant, within the parameters required by the SEC. You are asking for an inordinate and technical expansion of this verification. Your requirements put an undo strain on our custodian and we believe create an unfair barrier to the submission of a proposal. Nonetheless, should the SEC require it, we are

prepared to have our custodian generate and communicate the additional details of ownership you have requested.

I trust this has satisfied your queries. Please let me encourage you to consider another tact. The public markets require shareholder attention and engagement and, while less comfortable for management, attempting to bar this activity with endless technical requirements and brute opposition discourages the very thing we all want: healthy, stable, accountable and efficient markets. We welcome a more productive and positive approach should you consider it.

Sincerely,



Ian Quigley, MBA
Qube Investment Management Inc.
ian@qubeconsulting.ca

cc. James McRitchie, CorpGov.net
cc. Peter Chapman, Shareholder Association for Research & Education